UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES EXCHANGE OFFER FOR SUBORDINATED NOTES

Medellín, Colombia, June 4, 2013

Bancolombia S.A. announced today that the registration statement filed on Form F-4 (the “Registration Statement”) relating to the exchange offer of its US$227,458,000 Subordinated Notes due 2022 was declared effective by the Securities and Exchange Commission on May 28, 2013.

Accordingly, Bancolombia announced today the launch of an offer to exchange up to US$227,458,000 of its 5.125% Subordinated Notes due 2022 (the “New Notes”) for any and all of its outstanding 5.125% Subordinated Notes due 2022 (the “Old Notes”) issued in a private exchange offer completed on September 25, 2012, and October 10, 2012. The New Notes are substantially identical to the Old Notes, except that the New Notes are registered under the Securities Act of 1933 (the “Securities Act”), and the transfer restrictions and registration rights currently applicable to the Old Notes do not apply to the New Notes. The New Notes will form a single series with and will have the same terms and conditions as $1,200 million aggregate principal amount of our 5.125% Subordinated Notes due 2022 that were issued for cash on September 11, 2012, in an offering registered under the Securities Act.

The exchange offer expires at 5:00 p.m. (New York City time) on July 18, 2013, unless extended.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sales of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Capital Markets VP	Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4041424	Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 4, 2013	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance